EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

XTO Energy Inc.:

We consent to the incorporation herein by reference of our reports dated February 25, 2008, with respect to the consolidated balance sheets of XTO Energy Inc. as of December 31, 2007 and 2006, and the related consolidated income statements, statements of cash flows and statements of stockholders’ equity for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, which reports appear in the December 31, 2007 Annual Report on Form 10-K of XTO Energy Inc. Our report refers to a change in the method of accounting for stock-based awards effective January 1, 2006, in connection with its adoption of Statement of Financial Accounting Standards No. 123(R) Share-Based Payments, as discussed in Note 1 to those consolidated financial statements.

KPMG LLP

/s/ KPMG LLP

Fort Worth, Texas
June 30, 2008